FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER


                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                              For News Releases of:

                               November 12, 2002;
                               November 11, 2002;
                               November  5, 2002;
                               November  4, 2002;
                               October  28, 2002;
                               October  22, 2002;
                               October  21, 2002;
                               October  15, 2002



                            NAM TAI ELECTRONICS, INC.
                         (Registrant's name in English)


                 15th Floor, China Merchants Tower, Shun Tak Centre
                      168-200 Connaught Road Central, Hong Kong



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
                          Posts Record Sales in October

VANCOUVER, CANADA November 12, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced it achieved a new all time monthly sales record of $26.35 million in October 2002, a 31.3% increase over sales of $20.07 million for October 2001. Strong sales of mobile phone LCD modules and digital cameras for mobile phones contributed to the overall growth. In its third quarter 2002 results released on October 28, 2002 Nam Tai announced that its backlog, defined as on-hand firm orders from customers, was up 42% at the end of the third quarter 2002 compared to the end of the second quarter of 2002.

"We are pleased with October's sales which demonstrates the Company's ability to grow even in today's challenging market conditions," commented Mr. Tadao Murakami, Nam Tai's Chairman. "October 2001 sales of $20.07 include $2.78 million in sales from BPC, a discontinued business. Excluding this amount, sales in October 2002 actually increased 52.4%."

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and radio frequency modules, both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                            NAM TAI ELECTRONICS, INC.
     Starts New Business Manufacturing Color LCD Modules for Mobile Phones

VANCOUVER, CANADA November 11, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) today announced it has received new orders to produce color LCD modules for mobile phones.

"Mobile phones with color displays is the global trend," said Mr. Tadao Murakami, Chairman of Nam Tai. "It is anticipated that more and more leading mobile phone manufacturers will switch from monochrome displays to color displays in 2003. Nam Tai is proud to continue upgrading its technology to successfully participate in this global trend which is expected to strengthen our competitive position in the mobile phone components manufacturing industry. Nam Tai is dedicated to becoming the preferred supplier of components for leading manufacturers of mobile phones."

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and radio frequency modules, both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board (COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding (OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the statement regarding Nam Tai's competitive position is a forward looking statement dependant upon many factors including introduction of new technologies by competitors and end user demand for color screen mobile phones. Other factors that might cause differences in these and the other forward looking statements, include those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                       Clarifies Recent Rule 144 Filings

VANCOUVER, CANADA November 5, 2002 -- Nam Tai Electronics, Inc., ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced that recent Rule 144 filings filed on behalf of its Chairman, Mr. Tadao Murakami, and its Chief Financial Officer, Ming Kown Koo by their broker relates to a sale of shares which was made without their instructions. As a result of a mistaken understanding by the broker 42,250 shares were sold in error for the accounts of Mr. Murakami and Mr. Koo respectively. Both Mr. Murakami and Mr. Koo had recently opened accounts with the broker but neither Mr. Murakami nor Mr. Koo provided the broker with any selling instructions and are requesting that the transactions be reversed.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board
(COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding
(OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                   $1.00 Per Share Special Dividend Announced

VANCOUVER, CANADA November 4, 2002 - Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today announced a special dividend of $1.00 per common share. The special dividend will be paid on December 6, 2002 to shareholders of record at the close of business on November 29, 2002.

As a result of the gain from the legal case and the gain from the investment in Huizhou TCL Mobile Communication Limited, which added over $13 million to the balance sheet of the Company, the Board of Directors is pleased to announce that it has decided to declare a special dividend of $1.00 per share to benefit the shareholders following its usual practice in respect of extraordinary income.

Regular Quarterly Dividend

In addition to today's announcement of a special dividend of $1.00 per share, the Company will pay the regular fourth quarter dividend of $0.12 per share to shareholders of record at the close of business on December 31, 2002 with a payment date of January 21, 2003.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board
(COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding
(OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
Q3 Net Income Up 63%, $6.1 Million ($0.57 per Share) vs. $3.7 Million ($0.36 per
                    Share), EBITDA per Share $0.92 vs. $0.64

VANCOUVER, CANADA October 28, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) announced unaudited results for the third quarter ended September 30, 2002.

Net sales for the third quarter of 2002 was $56.9 million, a decrease of 4.5% compared to net sales of $59.6 million for the third quarter of 2001. Gross profit for the third quarter of 2002 was $8.2 million, a decrease of 10.1% compared to gross profit of $9.1 million for the third quarter of 2001. Operating income for the third quarter of 2002 was $3.3 million ($0.31 per share) an increase of 2.5% compared to operating income of $3.2 million ($0.31 per share) for the third quarter of 2001. Net income for the third quarter of 2002 was $6.1 million an increase of 63% compared to net income of $3.7 million in the third quarter of 2001. Basic and diluted earnings per share for the third quarter of 2002 were $0.58 and $0.57 compared to earnings per share of $0.36 and $0.36 in the third quarter of 2001. EBITDA for the third quarter of 2002 was $9.7 million ($0.92 per share) compared to EBITDA of $6.6 million ($0.64 per share) for the third quarter of 2001. Gain from investment in Huizhou TCL Mobile Communication Limited was not included in the third quarter of 2002.

Net sales for the nine months ended September 30, 2002 decreased by 3.9% to $160.4 million from $166.9 million for the first nine months of 2001. Gross profit for the first nine months of 2002 was $27.9 million, an increase of 52.9% compared to gross profit of $18.2 million for the first nine months of 2001. Operating income for the first nine months of 2002 was $13.4 million (gain of $1.27 per share) compared to operating loss of $1.1 million (loss of $0.11 per share) for the first nine months of 2001. Net income for the first nine months of 2002 was $15.5 million an increase of 40 times compared to net income of $0.4 million for the first nine months of 2001. Basic and diluted earnings per share for the first nine months of 2002 were $1.49 and $1.47 compared to earnings per share of $0.04 and $0.04 for the first nine months of 2001. EBITDA for the nine months ended September 30, 2002 was $25.2 million ($2.38 per share) compared to EBITDA of $9.8 million ($0.94 per share) for the first nine months of 2001.

Following the decision from the High Court of Justice in the British Virgin Islands awarding the Company general damages of $34 million, the Company has successfully recovered $3.5 million which was recorded as other income during the third quarter of 2002. With respect to the balance of the damages, the Company will follow up with relevant legal proceedings, however, the result is uncertain. Should there be any amount recovered, it will be recorded as other income accordingly. Moreover, the gain from the disposal of part of the investment in Huizhou TCL Mobile Communication Limited at a consideration of $10.45 million will be recorded as other income in the fourth quarter of 2002 conditional upon the completion of the transaction.

"Nam Tai's mission is to keep a specific focus on communication products and their key components. The Company has been continually upgrading relevant technologies. With the commencement of production of radio frequency ("RF") modules for mobile phones towards the end of 2002, the Company is one further step ahead in its mission. The strong earnings and continuous growth despite the economic downturn and the challenging market conditions validate the Company's strategy," commented Mr. Tadao Murakami, Nam Tai's Chairman. "Sales for the first nine months of 2002 actually increased slightly by 1.7% after excluding sales from the disposed low margin battery packs business. Looking forward, with a 42% increase in the backlog at the end of third quarter of 2002 as compared to second quarter of 2002, we expect that 2003 will be a prosperous year for Nam Tai."

The Company continues to maintain a strong financial position, ending the third quarter of 2002, with $6.3 million positive operating cash flow, $5.53 of cash per share and approximately $17.20 of net book value per share, based on 10,396,513 shares outstanding compared with 10,486,940 shares outstanding as at September 30, 2001. The Company as at September 30, 2002, had a cash to current liabilities ratio of 1.35, a current ratio of 2.75, a total assets to total liabilities ratio of 4.15 and $57.5 million of cash.

Supplementary Information for the Third Quarter of 2002

1.   Quarterly Sales Breakdown
     (In Thousands of US Dollars)

     -----------------------------------------------------------------------------------
     Quarter         2000        2001        2002      YoY (%)      YoY (%)    notes
     -----------------------------------------------------------------------------------
                                                                 (Accumulated)
     -----------------------------------------------------------------------------------
     1st Quarter    44,592      51,487      51,217     (0.5%)        (0.5%)
     -----------------------------------------------------------------------------------
     2nd Quarter    50,540      55,882      52,311     (6.4%)        (3.6%)     (a)
     -----------------------------------------------------------------------------------
     3rd Quarter    57,249      59,551      56,872     (4.5%)        (3.9%)     (a)
     -----------------------------------------------------------------------------------
     4th Quarter    61,307      67,086
     -----------------------------------------------------------------------------------
     Total         213,688     234,006     160,400
     -----------------------------------------------------------------------------------

     Note (a):
     Sales of battery packs for May and June 2001 were US$1,181K & 1,648K respectively and US$6,425K in the third quarter of 2001. Upon disposal of BPC on April 30, 2002, revenue from battery packs was no longer included in the total sales for the months of May, June 2002 & third quarter of 2002.

2.   Net Sales Breakdown by Product Segment

     ----------------------------------------------------------------------------------
                                                    2002                   2001
     ----------------------------------------------------------------------------------
     Segment                                 3rd Quarter    YTD    3rd Quarter    YTD
                                                  (%)       (%)        (%)        (%)
     ----------------------------------------------------------------------------------
     Assembling:
     -        LCD Consumer Products               42%        38%         29%       32%
     -        Telecom. Components Assembly        37%        45%         53%       50%
     ----------------------------------------------------------------------------------
     Parts & Components :
     -        LCD Panels                          14%        11%         13%       11%
     -        Transformers                         6%         5%          4%        6%
     ----------------------------------------------------------------------------------
     Software Development Services                 1%         1%          1%        1%
     ----------------------------------------------------------------------------------
                                                 100%       100%        100%      100%
     ----------------------------------------------------------------------------------

     Assembling included finished goods and modules, together with Software Development Services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformer termed ("LPT") for business segment classification.

3.   Production Capacity Utilization Rate
     The utilization rate for third quarter of 2002 was as follows:
         Assembling                                     56%
         Parts & Components                             69%
         Software Development                          100%

4.   Average Selling Price (ASP)
     ASP for third quarter of 2002 was 6% lower than second quarter of 2002 and 5% higher than third quarter of 2001.

5.   Backlog
     The Company's definition of backlog is on-hand firm orders from customer as at the closing date of each quarter. The backlog for third quarter of 2002 was 42% higher than second quarter of 2002.

6.   Analytical Data

                                             9/2002         9/2001
      Debt Capacity
      Total Debt/Capitalization                 9.12%           0.00%
      Long-term Debt / Capitalization           7.43%           0.00%
      Total Debt/ Equity                        9.85%           0.00%
      Net Debt / Equity                         0.00%           0.00%
      Long-term Debt / Equity                   8.03%           0.00%
      Total Liabilities / Equity               31.96%          26.92%

      Coverage
      Net Interest Coverage                  2934.52%        6300.00%
      Total Debt / EBIT                       101.56%           0.00%
      Interest Expense / Total Debt             3.36%           0.00%
      Short-term Debt Coverage                531.18%           0.00%

      Profitability
      ROI                                       7.52%           0.24%
      EBT Margin                               10.44%           0.30%
      Return on Sales                          10.81%           0.30%
      EBT / Total Assets                        7.07%           0.24%
      Return on Capital                        15.26%           0.46%
      SG&A Expense /Revenue                     7.79%          10.22%

      Cash Flow
      Funds from Operations / Total Debt      151.21%           0.00%
      Funds from Operations / Net Interest   4506.77%      115175.00%

      Turnover
      Receivable Turnover                          67 days         70 days
      Inventory Turnover                           35 days         32 days

Third Quarter Results Analyst Conference Call

The Company will hold a conference call on Monday, October 28, 2002 at 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Shareholders, investors and other interested individuals are invited to listen to the live conference call over the internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0337 just prior to its start time. Callers will be asked to register with the conference call operator.

Dividends

On October 21, 2002 the Company paid a quarterly dividend of $0.12 per share to shareholders of record at the close of business on September 30, 2002. The record date for the fourth quarter dividend of $0.12 per share is December 31, 2002 and the payment date is January 21, 2003.

Special Dividends

It is the Company's usual practice to reward our shareholders by declaring special dividends in respect of extraordinary income other than income from normal operations. As a result of the gain from the legal case and the gain from the investment in Huizhou TCL Mobile Communication Limited, the Company is considering to declare special dividends subject to the approval by the Board of Directors and the Extraordinary General Meeting of TCL International Holdings Limited to be held on October 31, 2002. Details of the special dividends will be announced by November 4, 2002.


Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board
(COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding
(OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements. For example, the Company's forward guidance for 2003 profitability is dependant upon many factors including the level of overall growth of the mobile phone market, end-user demand, competitive pressures, changes in general economic conditions, and currency fluctuations. Other factors that might cause differences in this and the other forward looking statements, include, but are not limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 3 "Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.


NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(In Thousands of US Dollars except share data)

                                                       Unaudited                 Unaudited
                                                   Three months ended        Nine months ended
                                                      September 30              September 30
                                                    2002        2001         2002        2001
------------------------------------------------ ----------- -----------  ----------- -----------

Net sales                                        $  56,872   $  59,551    $ 160,400   $ 166,920
Cost of sales                                       48,673      50,433      132,514     148,680
                                                 ----------- -----------  ----------- -----------

Gross profit                                         8,199       9,118       27,886      18,240

Costs and expenses
  Selling, general and administrative expenses       4,277       5,200       12,502      17,067
  Research and development expenses                    617         694        1,945       2,266
                                                 ----------- -----------  ----------- -----------
                                                     4,894       5,894       14,447      19,333

                                                 ----------- -----------  ----------- -----------
Income (loss) from operations                        3,305       3,224       13,439      (1,093)

Gain on disposal of land                                 -           -            -          18
Interest income                                        222         259          558         982
Other income (loss) - net                            3,160        (191)         844        (155)
Equity in income of affiliated companies                 -         464        2,104         768
                                                 ----------- -----------  ----------- -----------

Income before income taxes and minority interest     6,687       3,756       16,945         520
Income taxes expenses                                 (598)         (1)      (1,215)       (116)
                                                 ----------- -----------  ----------- -----------
Income before minority interest                      6,089       3,755       15,730         404
Minority interest                                      (35)        (41)        (193)        (24)
                                                 ----------- -----------  ----------- -----------
Net income                                       $   6,054   $   3,714    $  15,537   $     380
                                                 =========== ===========  =========== ===========

Net income per share
  Basic                                          $    0.58   $    0.36    $    1.49   $    0.04
                                                 =========== ===========  =========== ===========
  Diluted                                        $    0.57   $    0.36    $    1.47   $    0.04
                                                 =========== ===========  =========== ===========

Weighted average number of shares (`000')
  Basic                                             10,474      10,197       10,407      10,208
  Diluted                                           10,549      10,314       10,577      10,333

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2002 AND DECEMBER 31, 2001
(In Thousands of US Dollars)

                                                               Unaudited          Audited
                                                              September 30      December 31
                                                                  2002             2001
-----------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                $       57,522   $       58,676
   Marketable securities                                                 -            9,505
   Accounts receivable, net                                         39,436           41,968
   Inventories                                                      16,899           11,892
   Prepaid expenses and deposits                                     1,825            2,377
   Income taxes recoverable                                          1,585            1,353
                                                            -----------------------------------
         Total current assets                                      117,267          125,771

Investments in affiliated companies                                  5,524            3,921

Long term investment                                                11,968                -

Property, plant and equipment, at cost                             120,205          105,536
Less: accumulated depreciation and amortization                    (41,744)         (35,122)
                                                            -----------------------------------
                                                                    78,461           70,414
Intangible assets - net                                             22,325           23,060
Other assets                                                         1,407            1,407
                                                            -----------------------------------
         Total assets                                       $      236,952   $      224,573
                                                            ===================================

LIABILITIES AND SHAREHOLDERS' EQUITY Current liabilities:
   Notes payable                                            $          318   $        1,547
   Long term bank loan - current portion                             3,265            2,140
   Accounts payable and accrued expenses                            37,080           34,258
   Amount due to a related party                                         -            2,733
   Dividend payable                                                  1,247            1,023
   Income taxes payable                                                740               88
                                                            -----------------------------------
         Total current liabilities                                  42,650           41,789

Long-term bank loan - non-current portion                           14,349           12,860
Deferred income taxes                                                  151              151
                                                            -----------------------------------
         Total liabilities                                          57,150           54,800

Minority interest                                                    1,012              422

Shareholders' equity:
   Common shares                                                       104              104
   Additional paid-in capital                                      115,685          111,368
   Retained earnings                                                63,003           57,864
   Accumulated other comprehensive (loss) income (Note 1)               (2)              15
                                                            -----------------------------------
         Total shareholders' equity                                178,790          169,351

         Total liabilities and shareholders' equity         $      236,952   $      224,573
                                                            ===================================

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(In Thousands of US Dollars)

                                                                    Unaudited                 Unaudited
                                                               Three months ended         Nine months ended
                                                                  September 30              September 30
                                                                 2002        2001          2002        2001
------------------------------------------------------------ ------------ -----------  ------------ -----------
CASH FLOWS FROM OPERATING ACTIVITIES
Net  income                                                  $   6,054    $   3,714    $  15,537    $     380
Adjustments  to reconcile  net income to net cash provided
 by operating activities:
   Depreciation and amortization                                 2,818        2,904        7,882        9,260
   Loss on disposal of property, plant and equipment                90           67          205          133
   Dividend withheld                                              (394)           -         (394)           -
   Share redemption                                             (3,125)           -       (3,125)           -
   Gain on disposal of intangible assets                             -            -          (60)           -
   Unrealised loss on marketable securities                          -            -            -          437
   Gain on disposal of a subsidiary                                  -            -          (17)           -
   Loss on partial disposal of subsidiaries                          -            -        1,172            -
   Equity in income of affiliated company less dividend              -         (464)      (2,072)        (768)
     received and amortisation of goodwill amortization
   Loss on partial disposal of investment in affiliated              -            -          469            -
     company
   Minority interest                                                35           41          193           24
Changes in current assets and liabilities, net of effects
 of acquisitions and disposals:
  Decrease in marketable securities                                  -            -        9,505            -
  Decrease (increase) in accounts receivable                     3,234         (269)       2,977       (5,048)
  (Increase) decrease in inventories                            (3,165)         (17)      (5,324)       9,894
  Decrease (increase) in prepaid expenses and deposits             371        1,077          538       (3,844)
   Decrease (increase) in income taxes recoverable                 414          (41)        (232)         878
   Increase (decrease) in notes payable                             34           17       (1,229)      (1,477)
   (Decrease) increase in accounts payable and accrued            (276)       2,269        2,724       (1,644)
     expenses
   Repayment of capital leases                                       -            -            -          (65)
   Increase (decrease) in amount due to a related party              -        1,400       (2,766)       1,313
   Increase (decrease) in income taxes payable                     158          (20)         652         (259)
                                                             ------------ -----------  ------------ -----------
            Total adjustments                                      194        6,964       11,098        8,834
                                                             ------------ -----------  ------------ -----------
Net cash provided by operating activities                    $   6,248    $  10,678    $  26,635    $   9,214
                                                             ------------ -----------  ------------ -----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of long term investment                       $       -    $       -    $ (11,968)   $       -
   Purchase of property, plant and equipment                    (3,605)      (4,074)     (17,035)     (27,675)
   Increase in investment of subsidiaries                         (437)           -         (437)         (85)
   Cash inflow on disposal of a subsidiary                       2,131            -          854            -
   Proceeds from disposal of intangible assets                       -            -          800            -
   Proceeds from disposal of property, plant and                   153            4          168          283
     equipment
                                                             ------------ -----------  ------------ -----------
   Net cash used in investing activities                     $  (1,758)   $  (4,070)   $ (27,618)   $ (27,477)
                                                             ------------ -----------  ------------ -----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Share buy-back program                                    $       -    $       -    $  (3,528)   $  (1,892)
   Dividends paid                                               (1,306)      (1,002)      (3,542)      (2,915)
   Repayment of bank loan                                         (816)           -       (1,886)           -
   Repayment of short term debt                                      -            -            -          (24)
   Proceeds from shares issued on exercise of options                -        3,075        4,311        4,306
     and warrants
   Proceeds from bank loan                                           -            -        4,500            -
                                                             ------------ -----------  ------------ -----------
Net cash (used in) provided by financing activities          $  (2,122)   $   2,073    $    (145)   $    (525)
                                                             ------------ -----------  ------------ -----------

Foreign currency translation adjustments                             -            1          (26)           -
                                                             ------------ -----------  ------------ -----------
Net increase (decrease) in cash and cash equivalents             2,368        8,682       (1,154)     (18,788)
                                                             ------------ -----------  ------------ -----------
Cash and cash equivalents at beginning of period                55,154       31,426       58,676       58,896
                                                             ------------ -----------  ------------ -----------
Cash and cash equivalents at end of period                   $  57,522    $  40,108    $  57,522    $  40,108
                                                             ============ ===========  ============ ===========

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
FOR THE PERIODS ENDED SEPTEMBER 30, 2002 AND 2001
(In Thousands of US Dollars)

1. Accumulated other comprehensive income represents foreign currency translation adjustments. The comprehensive income of the Company was $15,520 and $398 for the nine months ended September 30, 2002 and September 30, 2001, respectively.

2. Business segment information - The Company operates primarily in two segments, the consumer electronic product ("CEP") segment and the LCD panels and transformers ("LPT") segment.

                                              Unaudited                          Unaudited
                                          Three months ended                 Nine months ended
                                             September 30                      September 30
                                         2002            2001               2002           2001
----------------------------------- --------------- ---------------    --------------- --------------
Net SALES:
   - CEP                            $     45,513    $     49,723       $    134,715    $    139,729
   - LPT                                  11,359           9,828             25,685          27,191
                                    --------------- ---------------    --------------- --------------

         Total net sales            $     56,872    $     59,551       $    160,400    $    166,920
                                    =============== ===============    =============== ==============

NET Income (loss) from OPERATIONS:
   - CEP                            $      5,539           3,171       $     13,745    $     (1,741)
   - LPT                                     515             543              1,792           2,121
                                    --------------- ---------------    --------------- --------------

         Total net income           $      6,054    $      3,714       $     15,537    $        380
                                    =============== ===============    =============== ==============

                                                                         Unaudited        Audited
                                                                       Sept. 30, 2002  Dec. 31, 2001
------------------------------------------------------------------- -- --------------- ---------------
Identifiable assets by SEGMENT:
   - CEP                                                               $     185,910   $    188,262
   - LPT                                                                      51,042         36,311
                                                                       --------------- ---------------
         Total assets                                                  $     236,952   $    224,573
                                                                       =============== ===============

3. A summary of the net sales, income from operations and identifiable assets by geographic areas is as follows:

                                                     Unaudited                           Unaudited
                                                 Three months ended                  Nine months ended
                                                    September 30                        September 30
                                                2002            2001                2002           2001
------------------------------------------ --------------- ---------------    --------------- --------------
Net sales from operations within:
   - Hong Kong:
       Unaffiliated customers                    55,623          50,754            149,039         149,319
       Intersegment sales                             2               -                926               -

   - PRC, excluding Hong Kong:
       Affiliated customers                           -           6,425              7,849          13,153
       Unaffiliated customers                     1,249           2,372              3,512           4,448
       Intersegment sales                        41,163          38,472            116,430         114,712

   - Intersegment eliminations                  (41,165)        (38,472)          (117,356)       (114,712)
                                           --------------- ---------------    --------------- --------------

         Total net sales                   $     56,872    $     59,551       $    160,400    $    166,920
                                           =============== ===============    =============== ==============

NET Income (loss) from operations within:
   - PRC, excluding Hong Kong              $      1,845    $      2,740       $     11,266    $       (169)
   - Hong Kong                                    4,209             974              4,271             549
                                           --------------- ---------------    --------------- --------------

         Total net income                  $      6,054    $      3,714       $     15,537    $        380
                                           =============== ===============    =============== ==============

                                                                                 Unaudited        Audited
                                                                               Sept. 30, 2002  Dec. 31, 2001
------------------------------------------ --------------- --------------- -- --------------- ---------------
Identifiable assets by geographic area:
   - PRC, excluding Hong Kong                                                 $      87,875   $      60,866
   - Hong Kong                                                                      149,077         163,707
                                                                              --------------- ---------------

         Total assets                                                         $     236,952   $     224,573
                                                                              =============== ===============



NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                          TCL Classic Golf Tournament

VANCOUVER, CANADA October 22, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced that Nam Tai is one of the major sponsors of the TCL Classic Golf Tournament 2002 to be held from November 14, 2002 to November 17, 2002, at Harbour Plaza Golf Club, Dongguan, Guangdong, The People's Republic of China. TCL Corporation is the title sponsor and the other co-sponsors include Epson, Philips, China Agriculture Bank and Wavecom. The prize money for the TCL Classic Golf Tournament is $1 million and leading star golfers like John Daly and Colin Montgomerie will be competing in the tournament. It is intended that the TCL Classic Golf Tournament develops into Asia's premier golf tournament.

The tournament will receive extensive media coverage, including live television broadcast on CNBC Asia and Europe. "Nam Tai is pleased to have the opportunity to sponsor the TCL Classic Golf Tournament with other leading manufacturers and EMS providers in the manufacturing of mobile phones and components", said Mr. Tadao Murakami, Nam Tai's Chairman. "Nam Tai manufactures LCD modules, a key component for mobile phones, and has started a new line of business manufacturing radio frequency, or RF, modules, also a key component for mobile phones. The sponsorship of the TCL Classic Golf Tournament definitely marks a closer association between Nam Tai and the mobile phone industry."

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board
(COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding
(OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                      Reminder of Warrant Expiration Date

VANCOUVER, CANADA October 21, 2002 -- Nam Tai Electronics, Inc., ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW; CBOE Symbol: QNA) today reminded Warrant holders that its Warrants expire on November 24, 2002 at 5:00 p.m. Eastern Time. Each Warrant is exercisable to purchase one Common Share of Nam Tai at a price of $20.40 per share.

The Warrants may be exercised before 5:00 p.m. Eastern Time on November 24, 2002 by presenting the Warrant certificate with the duly executed Purchase Form and simultaneous payment of the Warrant Price of $20.40 per share to the Warrant Agent, U.S. Stock Transfer Corporation at 1745 Gardena Avenue, Second Floor, Glendale, California, 91304, USA. Payment of the Warrant Price must be paid in full in cash, by certified check or bank draft payable in United States currency. Warrants not exercised before 5:00 p.m. Eastern Time on November 24, 2002 shall become void. Public trading of Warrants on the NASDAQ will cease after the close of trading on Friday, November 22, 2002.

As of September 30, 2002 there were 3,053,659 Warrants outstanding. The Warrants are traded on the NASDAQ National Market under the ticker symbol NTAIW.

Third Quarter Results Conference Call

The Company will hold a conference call on Monday, October 28, 2002 @ 10:00 a.m. Eastern Time for analysts to discuss the third quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, October 25, 2002. Shareholders, media, and interested investors are invited to listen to the live conference call by dialing (612) 288-0337 or on the internet at http://www.namtai.com/news/news.htm.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board
(COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding
(OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


NEWS RELEASE
NAM TAI ELECTRONICS, INC.
REPRESENTED BY: PAN PACIFIC I.R. LTD.
SUITE 1790 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
E-MAIL:  investor@namtai.com
WEB SITE: www.namtai.com

CONTACT: LORNE WALDMAN

                           NAM TAI ELECTRONICS, INC.
                         Completes New Factory Premises

VANCOUVER, CANADA October 15, 2002 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAI and NTAIW) announced the final completion of construction work of its new factory premises and that the newly constructed 5-storey factory premises were handed over to Nam Tai by the construction company with government approval completion certificate. The new factory premises add approximately 138,000 square feet of production facilities to Nam Tai representing an increase of approximately 28% of manufacturing capacity. Together with the existing manufacturing capacity of approximately 488,000 square feet, Nam Tai's manufacturing capacity, all based in China, is increased to approximately 626,000 square feet.

The new factory premises have two floors of class 1,000 clean room facilities, one floor for assembling facilities, one floor for office and the ground floor for warehouse. Currently, Nam Tai has only one floor of class 10,000 clean room facilities at its existing factory premises. The new facilities will definitely further strengthen the production capability of Nam Tai to produce more high end products. The added clean room facilities will be used for Nam Tai's new business of manufacturing of RF modules and to expand its existing business of manufacturing LCD modules.

Nam Tai is installing new production equipment into the new factory premises and estimates $20 million will be expended as capital investment within the next six months. The new production lines are expected to be operational in March 2003. Nam Tai is confident that with the new production facilities it should be able to further diversify its lines of business and to explore different business opportunities.

Nam Tai Electronics, Inc. is an electronics design and manufacturing service provider to some of the world's leading original equipment manufacturers. Nam Tai manufactures telecommunication products, palm-sized PCs, personal digital assistants, linguistic products, calculators and various components including LCD modules and RF modules both for mobile phones, transformers and LCD panels. The Company utilizes advanced production technologies such as chip on board
(COB), chip on glass (COG), chip on film (COF), surface mount technology (SMT), ball grid array (BGA), tape automated bonding (TAB), and outer lead bonding
(OLB) technologies. Further information is available on Nam Tai's web site at www.namtai.com.


The Registrant hereby incorporates this Report on Form 6-K into its Registration Statements on Form F-3 (Registration Nos. 333-36135 and 333-58468).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the Undersigned thereunto duly authorized.




                              For and on behalf of
                            Nam Tai Electronics, Inc.



                                /s/ MING KOWN KOO
                             -----------------------
                                 MING KOWN KOO
                            CHIEF FINANCIAL OFFICER


Date:  November 13, 2002